Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Kingsway intends to dispose of its majority interest in Jevco Insurance
            Company

            TORONTO, Nov. 23 /CNW/ - Kingsway Financial Services Inc. ("Kingsway")
announced today that it has undertaken to dispose of its majority interest in
Jevco Insurance Company ("Jevco"). Kingsway believes the transaction will benefit Kingsway's and Jevco's stakeholders by strengthening Jevco's market presence and allowing it to continue its 20 year history of profitability. One of the objectives of the transaction is for Jevco's financial strength rating to be judged independently of the Kingsway group of companies, which has adversely impacted Jevco's current standing.
            Subject to approval by the Office of the Superintendent of Financial
Institutions ("OSFI"), Kingsway is intending to relinquish control of Jevco and remain a non-influential investor.

            About the Company

            Kingsway Financial Services Inc. ("Kingsway" or the "Company") focuses on non standard automobile insurance in North America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers, and commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in Canada and the U.S. which it is currently consolidating to reduce overhead and strengthen its competitive position.
            The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

            %SEDAR: 00003152EF          %CIK: 0001072627

            /For further information: /
            (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 14:53e 23-NOV-09